UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Mobiv Acquisition Corp

(Name of Issuer)

Class A common stock, par value $0.000001 per share
(Title of Class of Securities)

60742N106
(CUSIP Number)

November 30, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60742N106	SCHEDULE 13G/A	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Walleye Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
510,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
510,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
510,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
60.76% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	See Note in Item 4.

CUSIP No. 60742N106	SCHEDULE 13G/A	Page 3 of 5 Pages
Item 1. (a)	Name of Issuer

Mobiv Acquisition Corp

Item 1. (b)	Address of Issuer’s Principal Executive Offices

850 Library Avenue, Suite 204

Newark, Delaware 19711

Item 2. (a, b, c)	Names of Person Filing, Address of Principal Business Office, Citizenship:

Walleye Capital LLC, a Minnesota limited liability company, 2800 Niagara Lane N, Plymouth, MN 55447.

Item 2. (d)	Title of Class of Securities

Class A common stock, par value $0.000001 per share (“Class A Common Stock”)

Item 2. (e)	CUSIP No.:

60742N106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Information with respect to the Reporting Person’s ownership of the Class A Common Stock as of November 30, 2023, is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.

Note: In accordance with Rule 13d-3(d)(1)(i) under the Act, the percentage of Class A Common Stock beneficially owned by the Reporting Person reported herein is calculated based on a total of 839,342 outstanding shares of Class A Common Stock as of November 14, 2023, and excludes the 2,501,250 outstanding shares of the Issuer’s Class B common stock, par value of $0.000001 per share (“Class B Common Stock”) outstanding as of November 14, 2023, as reported in the quarterly report on Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 14, 2023. However, each share of Class A Common Stock and each share of Class B Common Stock is entitled to one vote per share. Accordingly, the Reporting Person’s aggregate voting power represents approximately 15.3% of the aggregate amount of Class A Common Stock and Class B Common Stock outstanding.

CUSIP No. 60742N106	SCHEDULE 13G/A	Page 4 of 5 Pages
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 60742N106	SCHEDULE 13G/A	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2023

Walleye Capital LLC

	By:	/s/ Thomas L. Wynn IV
Thomas L. Wynn IV, Global Chief Compliance Officer